January 24, 2020

Alec E. Gores
Chairman of the Board
Gores Holdings III, Inc.
9800 Wilshire Blvd.
Beverly Hills, CA 90212

       Re: Gores Holdings III, Inc.
           Proxy Statement on Schedule 14A
           Filed November 22, 2019
           File No. 001-38643

Dear Mr. Gores:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:    James Griffin, Esq.